Exhibit 99.1

INVITATION TO EXTRAORDINARY GENERAL MEETING 2026 to the Shareholders of AC Immune SA Friday, 2 October 2026 1:30 pm CEST 7:30 am EST

ACImmune EGM Invitation 2026 Letter to Shareholders Dear Shareholders, At AC Immune, we have had a busy few months since our Annual General Meeting (AGM) in June following Andrea Pfeifer’s retirement after co - founding the company 23 years ago . The management transition is progressing well, and we have continued to progress our pipeline as reflected by important updates, including :  FDA Fast Track designation for ACI - 7104 , our anti - a - syn active immunotherapy being developed for early Parkinson’s disease . Complete data to week 100 for Part 1 of the VacSYn Phase 2 study will be reported in the near future and inform next steps for the development program ;  Initial Phase 1 results were reported for ACI - 19764 , our NLRP 3 inhibitor, being assessed for safety in healthy volunteers . Dosing of patients with cardiovascular risk factors has commenced in a Phase 1 b portion of the trial with initial results on inhibition of inflammation as measured by hsCRP reduction expected around year end ;  the 12 - month safety and immunogenicity of our ACI - 24 anti - Abeta active immunotherapy in the Phase 1 b/ 2 ABATE trial in Alzheimer’s disease in collaboration with Takeda, which continues to be evaluated in an additional patient cohort with an additional adjuvant to enhance antibody responses . These are exciting times for the company, and the Board is eager to capitalize on the positive momentum created by the strong pipeline and operational developments . We invite you to this Extraordinary General Meeting (EGM) to propose the election of Tom Graney to the Board of Directors (Board) and the Audit and Finance Committee (AFC) . We believe his long - standing CFO, CEO and biotech board experience combined with deep US public market and investor know - how will be highly complementary to the existing Board members and further strengthen our committees . In addition, Tom Graney is already familiar with AC Immune thanks to his prior mandate as Board member from 2016 until 2023 . Carl June has decided to step down from the Board and AFC with effect from the EGM . We thank him sincerely for his contributions to the Board and wish him well in his future endeavors . We look forward to meeting with you in person at our EGM on Friday, 2 October 2026 , and thank you again for your ongoing support . If you cannot attend, we encourage you to exercise your voting rights through the Independent Proxy . Yours sincerely, Martin Zügel Chair & Interim CEO Monika Bütler Vice - Chair 1

2 ACImmune EGM Invitation 2026 Agenda & Proposal Election of a Member of the Board of Directors The Board proposes that the following person be elected as Member of the Board for a term of office until the end of the AGM 2027: Tom Graney Explanation The Board proposes the election of Tom Graney as member of the Board for a term of office until completion of the AGM 2027 . He is considered independent within the meaning of the Swiss Code of Best Practice for Corporate Governance of Economiesuisse . Subject to his election, the Board intends to appoint Tom Graney as a member of the AFC . Tom Graney is an experienced health - care executive with a strong background in company management, financing and business development . He has over 25 years’ diverse and rich experience in biopharma . His industry experience comprises time spent as CFO at Vertex Pharmaceuticals, Ironwood Pharmaceuticals and Generation Bio after a long career at Johnson & Johnson, which included four years as worldwide Vice President of Finance and CFO of Ethicon . In addition, Tom Graney is already familiar with AC Immune thanks to his prior mandate as Board member from 2016 until 2023 . Most recently, Tom Graney has been appointed CFO, then CEO of Oxurion, a clinical - stage biopharmaceutical company developing next - generation ophthalmic therapies . To date, he has contributed towards the raising of more than USD 500 m on both private and public capital markets . A Chartered Financial Analyst, Certified Financial Manager and Management Accountant, Tom Graney holds a BS in accounting from the University of Delaware and an MBA in Marketing, Finance and International Business from the Leonard N . Stern School of Business at New York University .

3 ACImmune EGM Invitation 2026 Organizational Notes Exercise of voting rights Only shareholders holding shares as of 25 August 2026 at 4 : 00 PM US Eastern Time, and who have not sold their shares prior to the EGM on 2 October 2026 , are eligible to vote their shares . Shareholders who newly acquired shares between 25 August 2026 and 2 October 2026 are not entitled to vote . Proxy Appointment Shareholders may attend the EGM in person or be represented at the EGM by their legal or duly authorized representative or by the Independent Proxy, Reymond & Associés Attorneys, Lausanne, Switzerland. EGM Invitation Shareholders who are registered with Computershare Trust Company N . A . (Computershare) on 25 August 2026 (Registered Shareholders) will receive their invitation to the EGM (EGM Invitation) and a personalized Proxy Card from Computershare . Shareholders who hold their shares through their broker or bank (Beneficial Owners), should receive or request these materials through their broker or bank and should be able to vote on the broker or bank portal . Voting Shareholders may vote electronically, attend the EGM in person, be represented by an eligible representative in person, or use a Proxy Card for the Independent Proxy. Electronic voting Registered Shareholders can give voting instructions electronically through the Computershare portal with their individual shareholder number . Beneficial Owners should give instructions electronically through their nominee, custodian, broker or bank, following their instructions . Electronic voting instructions must be received not later than 30 September 2026 at 11 : 59 PM, US Eastern Time . Electronic voting instructions will be represented at the EGM by the Independent Proxy, Reymond & Associés Attorneys, Lausanne, Switzerland . Attendance at the EGM Shareholders who do not wish to give voting instructions to the Independent Proxy electronically, may attend the EGM in person and should send to the Company by email (agm@acimmune . com) their attendance card, which is incorporated in the Proxy Card, and present themselves at the admission desk at least 20 minutes

4 ACImmune EGM Invitation 2026 prior to the EGM with the documents listed in the section “Necessary Documents in Case of Attendance” below . Alternatively, they may also be represented by an eligible representative (see instructions in the next section) . The venue for the EGM, at 1 : 30 PM Central European Summer Time, is : EPFL Innovation Park, Building D, Pluton Conference Room, 1015 Lausanne, Switzerland . Shareholders who have appointed and instructed the Independent Proxy can attend the EGM in person, but may not vote their shares at the EGM, as their votes are already tabulated with the Independent Proxy . Therefore, shareholders who wish to vote in person must leave the proxy voting sections in the Proxy Card blank and select the personal attendance option, when returning the attendance card to the Company . Representation at the EGM Shareholders may be represented at the EGM by an eligible representative . Such representatives should present themselves 20 minutes prior to the EGM with the documents listed in the section “Necessary Documents in Case of Attendance” below . Representation at the EGM by the Independent Proxy Alternatively, shareholders may also give their voting instructions with the Proxy Card to the Independent Proxy, either by email at the address: cherpillod@jmrlegal.ch or at the postal address: Reymond & Associés Attorneys, Avenue de la Gare 1, PO 1284, 1001 Lausanne, Switzerland for delivery together with the following documents: - for representatives (if applicable), a document proving the representation to the satisfaction of the Company, - a photocopy of a valid passport or identity card of the shareholder and the representative (if applicable), - a most recent bank statement establishing the number of shares in their nominal ownership, and - a signed declaration of honor confirming that the shareholder was the owner of the represented shares on 25 August 2026 and that they have not issued voting instructions in any other form nor sold the shares prior to the EGM . Such instructions must arrive at the Independent Proxy not later than 2 October 2026 at 10 am, Central European Summer Time in order to be considered . Should the Independent Proxy receive voting instructions from shareholders both electronically and in writing, only the electronic instructions will be taken into account . Necessary Documents in Case of Attendance Documents to be presented by shareholders attending the EGM in person or being represented by an eligible representative are:

5 ACImmune EGM Invitation 2026 - for representatives (if applicable), a document proving the representation to the satisfaction of the Company, - a photocopy of a valid passport or identity card of the shareholder and the representative (if applicable), - a most recent bank statement establishing the number of shares in their nominal ownership, and a signed declaration of honor confirming that the shareholder was the owner of the represented shares on 25 August 2026 and that they have not issued electronic voting instructions to the Independent Proxy nor sold the shares prior to the EGM . If for any reason shareholders have not received an EGM Invitation or their Proxy Card, a model Proxy Card and a model declaration of honor may be downloaded from the Company’s website at https : //ir . acimmune . com/events/event - details/extraordinary - general - meeting - 2026 . Legal Notes Shareholder Proposals on Agenda Items Proposals from shareholders on agenda items are only permissible if they are submitted to the EGM by the shareholders themselves or by an eligible representative acting on their behalf . The Independent Proxy will not act as a representative for this purpose . Publication of the EGM Invitation Per AC Immune’s Articles of Association, the official EGM Invitation will be published in the Swiss Official Gazette of Commerce (“SOGC”) on or before 11 September 2026 . Concurrently with the publication in the SOGC, AC Immune’s website “Investors/Extraordinary General Meeting 2026 ” to be found at https : //ir . acimmune . com/events/event - details/extraordinary - general - meeting - 2026 will display a copy of the publication and provide a link to the publication as soon as it is released in the SOGC . Lausanne, 2 September 2026 AC Immune SA On behalf of the Board Dr. Martin Zügel Chair & Interim CEO